PO BOX 3761

LAFAYETTE, LA 70502

Office: 337-896-6664    Fax: 337-896-6655

April 24, 2009

Mr. Norman W. Gholson

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549-7010

Re:	OMNI Energy Services Corp.

Preliminary Schedule 14A Filed April 15, 2009

File No. 0-23383

Dear Mr. Gholson:

This letter responds to the comments OMNI Energy Services Corp. (the “Company”) received from the U.S. Securities and Exchange Commission by letter dated April 23, 2009 regarding the Company’s Preliminary Schedule 14A filed on April 15, 2009 (File No. 0-23383).

We hope this letter is responsive to your comments and requests for information. The Company’s goal is to resolve these outstanding comments in a manner that is acceptable to the SEC staff.

Our responses utilize the same captions contained in the SEC’s April 23, 2009 letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the Commission’s corresponding comment.

Preliminary Schedule 14A Filed April 15, 2009

Proposal No. 3, page 36

1.	We note that Proposal No. 3 is described as a proposal “to ratify the Company’s ability to replace and reprice options issued under the Seventh Amended and Restated OMNI Energy Services Corp. Stock Incentive Plan [emphasis added].” However, various statements in the Proposal indicate that it may be an advisory vote by shareholders. For example, you state on page 37 that “[r]egardless of whether this Proposal No. 3 is ratified by shareholders, the Compensation Committee will continue to have sole discretion to implement the Replacement Program and to determine which currently outstanding stock options are eligible for the Replacement program.” On page 38, you state that “even if the Company’s shareholders vote on an advisory basis against this Proposal No. 3, the Board and the Compensation Committee may, in its discretion, nevertheless determine that the Replacement Program is in the best interests of the Company and its shareholders.” Please revise to clarify whether Proposal No. 3 is an advisory vote.

Company Response

The Company acknowledges the Staff’s comments and has revised the proposal to clarify that the Company is submitting Proposal No. 3 to its shareholders for their vote on an advisory basis only.

2.	In this regard, we note that the Board and the Compensation Committee may determine to go forward even if the majority of votes are cast in opposition to this proposal. Explain, then, why you are presenting this proposal. Clarify why you believe that submitting this proposal “would be prudent and a good corporate practice.” Finally, indicate whether a shareholder failing to vote against the proposal would later be estopped from filing a legal claim for relief regarding the Replacement Program.

Company Response

The Company acknowledges the Staff’s comments and has further explained why the Company is presenting Proposal No. 3 for an advisory vote of its shareholders. The Company believes that submitting Proposal No. 3 to its shareholders is prudent and good corporate practice as doing so provides for further transparency as to the Board’s corporate governance philosophy and the Compensation Committee’s compensation objectives. Further, the Board believes that the outcome of an advisory vote would provide it and the Compensation Committee important information about the Company’s shareholders’ views on the Replacement Program. Finally, Louisiana law does not appear to address the effect of a shareholder’s failure to vote against a proposal and that shareholder’s ability to later file a claim against a company regarding the proposal. Delaware courts, however, have recognized that a fully informed shareholder who votes in favor of a proposed transaction may not later seek to challenge the transaction. As such, the Company has indicated on page 38 of its Proxy Statement that a shareholder failing to vote against the proposal may later be estopped from filing a legal claim for relief regarding the Replacement Program.

The Replacement Program, page 37

3.	We note your statements to the effect that the New Stock Options are intended to have a value equal to or less than the value of the Subject Options, and we note your reference to the use of a Black-Scholes option pricing model. Please enhance your disclosure to provide more detail about the valuation of the Subject Options and the New Stock Options, including a discussion of the assumptions to be used with regard to the valuation of the Subject Options and the New Stock Options.

Explain, or demonstrate, in more detail how the New Stock Options would be of equivalent value.

Company Response

The Company notes the Staff’s comment and has enhanced its disclosure on page 36 to provide more detail about the valuation of the Subject Options and the New Stock Options, including a discussion of the assumptions to be used with regard to the valuation of the Subject Options and the New Stock Options. In addition, the Company has further explained that the New Stock Options would be of equivalent value to the Subject Options. The Company discloses that the reduction of the exercise price of the Subject Options by itself would result in increased value to the current holders of the Subject Options. However, if there is a corresponding reduction in the quantity of outstanding options as New Stock Options, such increased value on a per option would be offset. In order to further demonstrate how the New Stock Options would be of equivalent value, the Company has inserted the following table on page 36 of the Proxy Statement showing the value of the Subject Options and the New Stock Options.

Number of Shares Underlying Subject Options	Current Exercise Price of a Subject Option	Black Scholes Value of Subject Option		Closing Stock Price at Date of Replacement	Number of Shares Underlying New Options	Black Scholes Value of New Options
		Per Option	Aggregate (1)			Per Option	Aggregate (1)
283,672	$10.04	$0.41	$115,596	$1.30	130,193	$0.89	$115,596
343,373	$4.81	$0.65	$221,544	$1.30	238,454	$0.93	$221,545
300,000	$4.62	$0.64	$190,590	$1.30	207,859	$0.92	$190,590
191,924	$5.14	$0.50	$95,175	$1.30	112,807	$0.84	$95,175

(1)	Differences due to rounding

Other Considerations, page 37

4.	Explain the extent of consideration that you gave the positions advanced by shareholder advocacy groups, given that you are going forward with this proposal.

Company Response

The Company has provided further explanation on page 37 as to the extent of consideration given the positions advanced by shareholder advocacy groups. After careful deliberation on the position of shareholder advocacy groups, both the Board and the Compensation Committee concluded that the reduction in share price of the Common Stock in this instance is not due to the actions of the Company’s employees, officers, consultants or directors. Rather, the Board and the Compensation Committee determined that the primary reason for decline in the Company’s share price is due factors outside of the control of the Company’s employees, officers, consultants and directors – namely, the contraction in the domestic and worldwide economies, and in the energy sector in particular. As such, the Board and Compensation Committee do not believe that this one time Replacement Program rewards actions of the Company’s employees, officers, consultants and directors that shareholder advocacy groups would consider to be against the best interest of shareholders.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings. Additionally, we acknowledge that comments from the SEC staff or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing. Likewise, we acknowledge that we may not assert the comments by the SEC staff as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that our goal is to resolve these comments in a manner that is acceptable to the SEC staff.

Should you have any questions or further comments please contact me at the number above.

Thank you,

/s/ Ronald D. Mogel

Ronald D. Mogel

Senior Vice President and Chief Financial Officer